SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

Catalyst Paper Corporation
(Name of Issuer)

Common Shares, no par value
(Title of Class of Securities)

14889B102
(CUSIP Number)
Cyrus Capital Partners, L.P. 399 Park Avenue, 39th Floor New York, New York 10022 (212) 380-5800
Eleazer Klein, Esq. Schulte Roth & Zabel LLP 919 Third Avenue New York, New York 10022 (212) 756-2000
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

June 28, 2016
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this Schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. [X]

(Page 1 of 7 Pages)

______________________________

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 14889B102	SCHEDULE 13D/A	Page 2 of 7 Pages

1	NAME OF REPORTING PERSONS Cyrus Capital Partners, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 6,452,141
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 6,452,141
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 6,452,141
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) 44.41%
14	TYPE OF REPORTING PERSON PN/IA

CUSIP No. 14889B102	SCHEDULE 13D/A	Page 3 of 7 Pages

1	NAME OF REPORTING PERSONS Cyrus Capital Partners GP, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 6,452,141
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 6,452,141
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 6,452,141
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) 44.41%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 14889B102	SCHEDULE 13D/A	Page 4 of 7 Pages

1	NAME OF REPORTING PERSONS Stephen C. Freidheim
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 6,452,141
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 6,452,141
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 6,452,141
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) 44.41%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 14889B102	SCHEDULE 13D/A	Page 5 of 7 Pages

This Amendment No. 2 (“Amendment No. 2”) amends the statement on Schedule 13D filed with the SEC on May 13, 2016 (the “Original Schedule 13D”) as amended by Amendment No. 1 to the Original Schedule 13D, filed with the SEC on May 23, 2016 (“Amendment No. 1,” together with this Amendment No. 2 and the Original Schedule 13D, the “Schedule 13D”) with respect to the common shares, no par value per share (the “Shares”), of Catalyst Paper Corporation, a corporation formed under the laws of British Columbia, Canada (the “Issuer”). Capitalized terms used herein and not otherwise defined in this Amendment No. 2 have the meanings set forth in the Original Schedule 13D or in Amendment No. 1. This Amendment No. 2 amends Items 4, 6 and 7 as set forth below.

Item 4.	PURPOSE OF TRANSACTION

Item 4 of the Schedule 13D is hereby amended and supplemented by the addition of the following:

On June 28, 2016, the Reporting Persons and other parties (collectively referred to as the “Parties”), which collectively hold approximately 86.8% of the notes issued under that certain Indenture, dated as of September 13, 2012 (as subsequently supplemented pursuant to four supplements and as may be further amended, supplemented or otherwise modified from time to time, the “Indenture”), by and among the Issuer, the Guarantors (as defined therein), the Trustee (as defined therein) and the Collateral Trustee (as defined therein), delivered to the Trustee a waiver (the “Waiver”) pursuant to which the Parties waived the Issuer’s obligation under the Indenture to make a Change of Control Offer (as defined in the Indenture) as a result of, or in connection with, the occurrence of a Change of Control Triggering Event (as defined in the Indenture) at any time prior to May 13, 2016 through the date that is six (6) months following May 13, 2016. The Waiver is attached hereto as Exhibit 3. The description of the Waiver contained in this response to Item 4 is qualified in its entirety by reference to the terms of such Waiver, which are incorporated herein by reference.

CUSIP No. 14889B102	SCHEDULE 13D/A	Page 6 of 7 Pages

In addition, on June 28, 2016, the Parties and Kejriwal Group International entered into the Support Agreement attached hereto as Exhibit 4 (the “Support Agreement”), which Support Agreement sets forth certain terms with respect to the proposed acquisition of the Issuer and the exchange of certain indebtedness of the Issuer, which transactions, if consummated, would have one or more of the results specified in subparagraphs (a) through (j) of Item 4 of Schedule 13D. The transactions contemplated in the Support Agreement are subject to a number of material conditions and there can be no assurance that the execution of the Support Agreement will result in the consummation of one or more transactions on the terms set forth in the Support Agreement or at all. The full text of the Support Agreement is included as Exhibit 4 to this Amendment No. 2. The description of the Support Agreement contained in this response to Item 4 is qualified in its entirety by reference to the terms of such Support Agreement, which are incorporated herein by reference.

Item 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Item 6 of the Schedule 13D is hereby amended and supplemented by the addition of the following:

The Reporting Persons’ response to Item 4 is incorporated by reference into this Item 6.

Item 7.	EXHIBITS

Item 7 of the Schedule 13D is hereby amended and supplemented by the addition of the following:

Exhibit	Description

3	Waiver, dated May 13, 2016.

4	Support Agreement, dated June 28, 2016.

CUSIP No. 14889B102	SCHEDULE 13D/A	Page 7 of 7 Pages

SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: June 29, 2016

Cyrus Capital Partners, L.P.

By:	/s/ Thomas Stamatelos
Name:	Thomas Stamatelos
Title:	Authorized Signatory

Cyrus Capital Partners GP, L.L.C.

By:	/s/ Stephen C. Freidheim
Name:	Stephen C. Freidheim
Title:	Manager

/s/ Stephen C. Freidheim
Stephen C. Freidheim